Exhibit 99.3

News Announcement



            BRIGHT STATION PLC SUBSIDIARY SPARZA ANNOUNCES STRATEGIC
                 PARTNERSHIP WITH DEUTSCHE POST FULFILMENT GMBH

London - 15 February, 2001 - Bright Station plc (LSE: BSN, NASDAQ: BSTN), (www.brightstation.com), the technology company and leading provider of Internet and eCommerce solutions, announced today that its eCommerce hosting solutions subsidiary Sparza (www.sparza.com) has formed a strategic partnership with Deutsche Post Fulfilment GmbH, a leading logistics and fulfilment provider.

Deutche Post Fulfilment (DPF), a wholly owned subsidiary of Deutsche Post World Net operates Europe-wide with a staff of 750 from over 4 logistic centres. DPF (www.deutschepost.de/fulfilment) provides comprehensive national and international outsourcing solutions in warehousing and distribution for the mail order business and eCommerce. "DPF has proven, that they have a robust and scaleable back-end-fulfilment system in place. The importance of such a system is recognised within the e-business world. A partnership with Sparza is an important step towards developing a true end to end service," said Werner Nies managing director of the DPF.

"Working with Deutsche Post Fulfilment, we will integrate our technology platforms and create a global strategic partnership in relation to logistics and fulfilment", said Eric Goldstein, CEO of Sparza. " Together we will provide an Internet shopping gateway to European and global market places. Sparza and DPF will provide the end to end solution for companies that are serious about eCommerce."

Sparza provides a scaleable, robust e-commerce solution, which combines cost-effective, best-of-breed modular technology with maximum flexibility. Sparza has been developing retail solutions for the web since 1998, and in June 2000 it acquired the rights to the world's most sophisticated B2B/B2C e-tail engine, which had been developed and refined in use by boo.com. It has continued to refine this effective and versatile software, providing state of the art technology on `rental' terms obviating the need for massive investment on the part of the retailer.


      -ENDS-

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For further information, please contact:

Nick Chaloner
Head of Corporate Communications
Bright Station plc                                           +44 (0)20 7930 6900
nickchaloner@brightstation.com

John Olsen / Nick Lockwood
Hogarth Partnership                                          +44 (0)20 7357 9477
nlockwood@hogarthpr.co.uk

About Bright Station

Bright Station plc is a leading creator of innovative Internet technologies and technology-driven businesses. It is comprised of the following:

Smartlogik - Creates decision makers and corporate efficiencies through its superior knowledge management solutions. Smartlogik solutions combine state-of-the-art proprietary technologies that enable user-friendly searching, indexing and categorization of unstructured information with business-friendly implementation services to ensure that every corporation realizes maximum benefit from its Smartlogik knowledge management solution.

Sparza - An eCommerce ASP providing online retailers with state-of-the-art Internet shopping solutions at a fraction of the cost. By outsourcing their entire web store operations to Sparza, retailers can remove eCommerce from the balance sheet and concentrate on the value-adding parts of the business such as customer service, product development and marketing.

WebTop - The next generation Internet search services company with one of the largest web indexes in the world. Over 500 million web pages have been catalogued and organized into information zones to deliver context specific and accurate information retrieval on the web.

OfficeShopper - The Internet procurement and business supplies vendor.

Bright Station Ventures - responsible for nurturing, and investing in, promising technology and Internet start-up businesses leveraging Bright Station's world-class technology assets and expertise.